Exhibit 21

Subsidiaries of AFV Solutions, Inc.

Name of Subsidiary	State of Incorporation
Bed and Biscuit Inns of America, Inc	Nevada
AFV Systems, Inc.	Nevada
AFV Research, Inc.	Nevada